Exhibit 4.55

SERVICE AGREEMENT

This Service Agreement (this “Agreement”) is made and entered into between the following parties on the date of the last signature date stated below:

(A)	eLONG, INC. a limited liability company existing under the laws of Cayman Islands, with its registered Caymans office located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“eLong”); and

(B)	EXPEDIA ASIA PACIFIC LIMITED, a limited liability company existing under the laws of Hong Kong, with its business address at Room 1402, Ruttonjee House, 11 Duddell Street, Central, Hong Kong (“Expedia”).

eLong and Expedia shall be collectively referred to as the “Parties” and individually as a “Party”.

The Parties agree as follows:

1.	eLong hereby retains Expedia, and Expedia hereby agrees to be retained by eLong, during the Term (as defined below), to provide services to support eLong’s China operations, including providing a nominee (Mr. Henrik Kjellberg or another person) to serve as eLong’s Chairman and interim CEO (the “Services”).

2.	eLong and Expedia shall at all times during the Term hereof remain an independent contractor, and nothing herein shall be construed as creating a partnership, association, trust or joint venture nor an employee / employer relationship between Expedia and eLong. Neither Party nor any of its subordinates, employees, agents, representatives or contractors shall have any authority to act for or on behalf of the other Party except by virtue of a power of attorney granted to such Party for a specific purpose, if applicable. Each Party shall have sole responsibility for ensuring that its activities and decisions comply with all applicable laws, and shall bear sole liability arising out of any noncompliance with such laws. Except as otherwise provided herein, each Party shall remain directly and ultimately responsible for all of its business activities and decisions, regardless of whether such activities or decisions are affected by or subject to the Services.

3.	Expedia shall perform the Services in a professional and competent manner, but makes no representation or warranty that the provision of the Services hereunder will result in profitability for eLong or in meeting any other projected or defined financial performance criteria.

4.	Expedia shall invoice eLong for a fee calculated as set forth in the attached Exhibit. All travel, accommodation and subsistence costs and expenses in relation to visits from Hong Kong to, and stays in Mainland China by, the nominee in connection with this Agreement shall be borne by eLong following presentation by the nominee or Expedia of official tax receipts documenting the relevant expenses. For the purposes of clarity, it is understood that the term “subsistence costs and expenses” as used herein shall not include individual income tax obligations, if any, imposed on the nominee during the Term, unless otherwise agreed in writing by the parties.

5.	eLong shall settle such invoices or valid expense reimbursement requests within 10 working days after receipt thereof

6.	This Agreement shall have retroactive effect commencing from 16 April 2007 and shall remain effective until terminated by notice in writing issued by either Party (the “Term”).

7.	The validity, interpretation and implementation of this Agreement shall be governed by the laws of Hong Kong whose courts shall have exclusive jurisdiction.

We agree to the above:

For and on behalf of eLONG, INC.		For and on behalf of EXPEDIA ASIA PACIFIC LIMITED

By:	/s/ Hal Fiske	By:
Name:	Hal Fiske	Name:
Title:	General Counsel	Title:

Date: August 27, 2007		Date:

EXHIBIT

FEES

eLong shall pay to Expedia the following fees in US Dollars:

Details	Amount (US$)
Consulting Services	A fixed annual fee in an amount equal to 50% of the nominee’s total base salary, which amount Expedia may advise in writing from time to time, during the Term of this Agreement. For purposes of clarity, the base salary shall be calculated exclusive of any allowances for Hong Kong housing allowance, tax equalization, children’s education, annual bonus, and home leave.

NON-COMPETITION, NON-SOLICITATION, CONFIDENTIAL

INFORMATION AND WORK PRODUCT AGREEMENT

Pursuant to my appointment as Interim Chief Executive Officer (“CEO”) of eLong, Inc. (the “Company”) by the Company’s board of Directors ,and in consideration of the payment of a portion of my salary by my current employer Expedia, Inc. for my service of as the Company’s Interim CEO, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I agree as follows:

1. Non-Competition/Conflicts of Interest

(a) Subject to the limitations set out in clause (b) of this Article 1 during my service as the Interim CEO of eLong, Inc. (hereinafter to be referred to, together with any subsidiary and affiliate of eLong, Inc. incorporated in the People’s Republic of China, as “eLong”), and continuing until twelve months after the termination of my service as the Interim CEO for any reason, I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of eLong. “Competitor” means an entity or business that is engaged in the development, operation or marketing of any travel business operated in and/or targeted at consumers in the Asia Pacific region.

(b) Notwithstanding the provisions above, eLong hereby acknowledges that I currently remain an employee of Expedia, Inc. (“Expedia”), the majority shareholder in the Company, the President of Expedia Asia Pacific, and that my service to Expedia in such capacity shall not be deemed a breach of this non-competition obligation, provide that during my service of as the Company’s Interim CEO I agree to refer to the eLong Audit Committee and to Company management any potential conflicts of interest between Expedia and eLong that may be presented to me as a result of dual roles set forth above.

2. Non-solicitation. For one years following the last date of my service for the Company as its Interim CEO, I will not, either for my own account or for the account of any other person: (i) solicit, induce, attempt to hire, or hire any employee or contractor of eLong or any other person who may have been employed or engaged by eLong during the term of my service with eLong unless that person has not worked with eLong within the twelve months following my last day of service with eLong; (ii) solicit business or relationship in competition with eLong from any of eLong’s customers, suppliers or partners or any other entity with which eLong does business; (iii) assist in such hiring or solicitation by any other person or business entity or encourage any such employee to terminate his employment with eLong; or (iv) encourage any such customer, supplier or partner or any other entity to terminate its relationship with eLong or change its relationship with eLong in such a way that would have any negative consequence on the financial condition, operations, assets, business, properties or prospects of eLong.

3. Confidential Information.

(a) While serving as the eLong Interim CEO and indefinitely thereafter, I will not, directly or indirectly, use any Confidential Information (as hereinafter defined) other than pursuant to my employment by and for the benefit of eLong, or disclose any such Confidential Information to anyone outside of eLong or to anyone within eLong who has not been authorized to receive such information, except as directed in writing by an authorized representative of eLong.

(b) “Confidential Information” means all trade secrets, proprietary information, and other data and information, in any form, belonging to eLong or any of their respective clients, customers, consultants, licensees or affiliates including IACT Asia Pacific Limited (“IACT”) and IACT’s affiliates that is held in confidence by eLong. Confidential Information includes, but is not limited to computer software, the structure of eLong’s online directories and search engines, business plans and arrangements, customer lists, marketing materials, financial information, research, and any other information identified or treated as confidential by eLong or any of their respective clients, customer, consultants, licensees or affiliates including IACT and IACT’s affiliates. Notwithstanding the foregoing, Confidential Information does not include information which eLong has voluntarily disclosed to the public without restriction, or which is otherwise known to the public at large.

4. Rights in Work Product.

(a) I agree that all Work Product (as hereinafter defined) will be the sole property of eLong. I agree that all Work Product that constitutes original works of authorship protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act and, therefore, the property of eLong. I agree to waive, and hereby waive and irrevocably and exclusively assign to eLong, all right, title and interest I may have in or to any other Work Product and, to the extent that such rights may not be waived or assigned, I agree not to assert such rights against eLong or its licensees (and sublicensees), successors or assigns.

(b) I agree to promptly disclose all Work Product to the appropriate individuals in eLong as such Work Product is created in accordance with the requirements of my job and as directed by eLong.

(c) “Work Product” means any and all inventions, improvements, developments, concepts, ideas, expressions, processes, prototypes, plans, drawings, designs, models, formulations, specifications, methods, techniques, shop-practices, discoveries, innovations, creations, technologies, formulas, algorithms, data, computer databases, reports, laboratory notebooks, papers, writings, photographs, source and object codes, software programs, other works of authorship, and know-how and show-how, or parts thereof conceived, developed, or otherwise made by me alone or jointly with others (i) during the period of my employment with eLong or (ii) during the six month period next succeeding the termination of my employment with eLong if the same in any way relates to the present or proposed products, programs or services of eLong or to tasks assigned to me during the course of my employment, whether or not patentable or subject to copyright or trademark protection, whether or not reduced to tangible form or reduced to practice, whether or not made during my regular working hours, and whether or not made on eLong premises.

5. Prior Obligations. I hereby certify I have no continuing obligation to any previous employer or other person or entity which requires me not to disclose any information to eLong provided however that I hereby confirm I am subject to a confidentiality and non-competition agreement with Expedia and that I will perform my duty as Interim CEO of eLong without violation of such confidentiality and non-competition agreement.

6. Obligation to Cooperate. At any time during my service with eLong and thereafter upon the request of eLong, I will execute all documents and perform all lawful acts that eLong considers necessary or advisable to secure its rights hereunder and to carry out the intent of this Agreement. Without limiting the generality of the foregoing, I agree to render to eLong or its nominee all reasonable assistance as may be required:

(a)	In the prosecution or applications for letters patent, foreign and domestic, or re-issues, extensions and continuations thereof;

(b)	In the prosecution or defense of interferences which may be declared involving any of said applications or patents;

(c)	In any administrative proceeding or litigation in which eLong may be involved relating to any Work Product; and

(d)	In the execution of documents and the taking of all other lawful acts which eLong considers necessary or advisable in creating and protecting its copyright, patent, trademark, trade secret and other proprietary rights in any Work Product.

The reasonable out-of-pocket expenses incurred by me in rendering such assistance at the request of eLong will be reimbursed by eLong; provided that such expenses are substantiated in accordance with the eLong’s policies and provided further that such expenses are approved by either the Audit Committee or the Compensation Committee of eLong’s Board of Directors. If I am no longer an employee of eLong at the time I render such assistance, eLong will pay me a reasonable fee for the assistance rendered at eLong’s request

7. Termination; Return of eLong Property. Upon the termination of my service with eLong for any reason, or at any time upon eLong request, I will return to eLong all Work Product and Confidential Information and notes, memoranda, records, customer lists, proposals, business plans and other documents, computer software, materials, tools, equipment and other property in my possession or under my control, relating to any work done for eLong, or otherwise be longing to eLong, it being acknowledged that all such items are the sole property of eLong.

8. General Provisions.

(a) This Agreement contains the entire agreement between me and eLong with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings related to the subject matter hereof, whether written or oral including. This Agreement may not be modified except by written agreement signed by the Company and me.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law rules thereof. I specifically consent to the jurisdiction of the United States District Court for the Southern District of New York, or if that court is unable to exercise jurisdiction for any reason, to the jurisdiction of the Supreme Court of the State of New York, New York County, for this purpose. The Company will also have the option to bring an action in China to enforce any claims it has under this Agreement. I consent for any dispute to deal with in China in accordance with the laws of the People’s Republic of China (“China”) if the dispute is resolved therein. I consent to service of process in any such action by certified or registered mail, return receipt requested.

(c) In the event that any provision of this Agreement will be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time, over too large a geographic area, over too great a range of activities, it will be interpreted to extend only over the maximum period of time, geographic area or range of activities as to which it may be enforceable.

(d) If, after application of paragraph (c) above, any provision of this Agreement will be determined to be invalid, illegal or otherwise unenforceable by any court of competent jurisdiction, the validity, legality and enforceability of the other provisions of this Agreement will not be affected thereby. Any invalid, illegal or unenforceable provision of this Agreement will be severed, and after any such severance, all other provisions hereof will remain in full force and effect.

(e) eLong and I agree that either of us may waive or fail to enforce violations of any part of this Agreement without waiving the right in the future to insist on strict compliance with all or parts of this Agreement.

(f) My obligations under this Agreement will survive the termination of my service with eLong regardless of the manner of or reasons for such termination, and regardless of whether such termination constitutes a breach of any other agreement I may have with eLong. My obligations under this Agreement will be binding upon my heirs, executors and administrators, and the provisions of this Agreement will inure to the benefit of the successors and assigns of eLong.

(g) I agree and acknowledge that the rights and obligations set forth in this Agreement are of a unique and special nature and necessary to ensure the preservation, protection and continuity of eLong’s business, employees, Confidential Information, and intellectual property rights. Accordingly, eLong is without an adequate legal remedy in the event of my violation of any of the covenants set forth in this Agreement. I agree, therefore, that, in addition to all other rights and remedies, at law or in equity or otherwise, that may be available to eLong, each of the covenants made by me under this Agreement shall be enforceable by injunction, specific performance or other equitable relief, including if necessary in the courts of the People’s Republic of China or any jurisdiction deemed appropriate by eLong, without any requirement that eLong have to post a bond or that eLong have to prove any damages.

9. Notices. All notices, requests and other communications under this Agreement will be in writing (including facsimile or similar writing and express mail or courier delivery or in person delivery, but excluding ordinary mail delivery) and will be given to the address stated below:

(a) if to Henrik Kjellberg:

Attention: Interim CEO

Address: 10 Jiuxianqiao Middle Road

3/F, Xingke Plaza Building B

Chaoyang District

Beijing, China

100016

(b) if to the Company:

Attention: General Counsel

10 Jiuxianqiao Middle Road

3/F, Xingke Plaza Building B

Chaoyang District

Beijing, China

100016

With a copy to:

Goulston & Storrs

400 Atlantic Avenue

Boston, MA 02110

Attention: Timothy B. Bancroft, Esq.

IN WITNESS WHEREOF, Henrik Vilhem Kjellerg and eLong have executive this Non-competition, Non-solicitation, Confidential Information and Work Product Agreement.

Signed on this 27 day of AUG, 2007.

Signature :	ELONG, Inc.

/s/ Henrik Vilhem Kjellerg	By:	/s/ Hal Fiske
Printed name of Interim CEO:	Name:	Hal Fiske
Henrik Vilhem Kjellerg	Title:	General Counsel